As filed with the Securities and Exchange Commission on December 23, 2005
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO-T/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)
GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company (issuer))
GF ACQUISITION CORP.
GOODY’S HOLDINGS, INC.
GMM CAPITAL LLC
PGDYS LLC
PRENTICE CAPITAL MANAGEMENT, LP
(Name of Filing Person (offeror))

Common Stock, no par value per share	382588101
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Isaac Dabah
GMM Capital LLC
c/o IID LLC
689 Fifth Avenue, 14th Floor
New York, NY 10022
Telephone: (212) 688-8288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Michael Zimmerman
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Telephone: (212) 756-8040
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$324,635,968	$38,210

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 33,136,497 shares of common stock, no par value per share (the “Shares”) at the tender offer price of $9.60 per Share. The transaction value also includes the offer price of $9.60 less $5.4027, which is the weighted average exercise price of outstanding and exercisable options, multiplied by 2,516,491, the estimated number of options outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of value.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38,210.	Filing party:	GMM Capital LLC.

Form or Registration No.:	Schedule TO.	Date Filed:	November 10, 2005.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005, as amended on December 2, 2005, amended and supplemented on December 13, 2005 and amended on December 22, 2005, by GF Acquisition Corp., a Tennessee corporation (“Purchaser”), Goody’s Holdings, Inc. (formerly known as GF Goods Inc.), a Delaware corporation (“Parent”), GMM Capital LLC, a Delaware limited liability company, PGDYS LLC, a Delaware limited liability company, and Prentice Capital Management, LP, a Delaware limited partnership, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, no par value per share (the "Shares”), of Goody’s Family Clothing, Inc., a Tennessee corporation (“Goody’s”), for a purchase price of $9.60 per share, net to the seller in cash thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005, as amended on December 2, 2005, amended and supplemented on December 13, 2005 and amended on December 22, 2005, (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. A copy of the supplement to the Offer to Purchase and the Letter of Transmittal is filed as Exhibit (a)(1)(viii) to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 4 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:
     On December 23, 2005, GF Acquisition Corp. and Goody’s Family Clothing, Inc. issued a joint press release announcing today that an agreement in principle on settlement had been reached in the previously announced shareholder litigation brought against Goody’s and certain other defendants. As a result of the lifting of the temporary injunction by the Chancery Court of Knox County, Tennessee, upon expiration of the Offer and acceptance and payment for the Shares by the Purchaser, Goody’s shareholders will receive the full $9.60 per Share payment for Shares tendered in the Offer and no portion of such purchase price will be withheld. A copy of the press release is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(v)	Press Release, dated December 23, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2005	GF ACQUISITION CORP.

	By:	/s/ Itzhak Weinstock

Name: Itzhak Weinstock
Title: Vice President

GOODY’S HOLDINGS, INC

	By:	/s/ Itzhak Weinstock

Name: Itzhak Weinstock
Title: Vice President

GMM CAPITAL LLC

	By:	/s/ Itzhak Weinstock

Name: Itzhak Weinstock
Title: Chief Financial Officer

PGDYS LLC

	By:	/s/ Gina Milanese

Name: Gina Milanese
Title: Managing Director

PRENTICE CAPITAL MANAGEMENT, LP

	By:	/s/ Michael Zimmerman

Name: Michael Zimmerman
Title: Chief Executive Officer